Catalent Pharma Solutions

14 Schoolhouse Road

Somerset, NJ 08873

T  732 537 6200

F  732 537 6252

www.catalent.com

+1-888 SOLUTION (76588466)

July 25, 2019

Ms. Sasha Parikh

Mr. Rolf Sundwall

Office of Healthcare and Insurance

United States Securities and Exchange Commission Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed August 28, 2018
Form 10-Q for the Quarterly Period Ended December 31, 2018
Filed February 5, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-36587

Dear Ms. Parikh and Mr. Sundwall:

This letter follows up on the conversation my colleague Jose Ibietatorremendia had with Ms. Parikh regarding the letter (the “Letter”), dated July 11, 2019, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Catalent, Inc. (the “Company”) with respect to the above-referenced Form 10-K and Forms 10-Q. The Company continues to work diligently on a comprehensive response to the Letter and expects to provide the Staff with its response by August 8, 2019. As requested, this letter has been filed with the Commission as correspondence through EDGAR.

Should any question arise in connection with this letter, please contact me at 732-537-6169.

Sincerely yours,

/S/ WETTENY JOSEPH

Wetteny Joseph

Senior Vice President & Chief Financial Officer

Catalent, Inc.